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February 17, 2011		Rajib Chanda (202) 508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Mr. Ed Bartz, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers AMG Funds (Registration Nos. 333-84639 and 811-09521)

Dear Mr. Bartz:

I am writing on behalf of Managers AMG Funds (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 71 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A filed on December 16, 2010 relating to Trilogy Global Equity Fund (“Global Equity Fund”), Trilogy Emerging Markets Equity Fund (“Emerging Markets Equity Fund”) and Trilogy International Small Cap Fund (“International Small Cap Fund”) (each a “Fund” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below.

Global Comments in Prospectus

1.    Comment: On the front cover of the Prospectus, please consider eliminating or deemphasizing the Managers Investment Group logo.

Response: The Trust respectfully declines to alter the appearance of the Managers Investment Group logo. The instruction to Item 1(a) of Form N-1A provides that a fund “may include on the front cover page . . . any additional information, subject to the requirement set out in General Instruction C.3(b).” General Instruction C.3(b) states that a fund may include “information in the prospectus or the SAI that is not otherwise required. For example, a [f]und may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

The Managers Investment Group logo is an emblem of the Trust that is used to promote public recognition and appears on most Trust materials. The Trust respectfully submits that this logo and language does not obscure or impede understanding of the information that is required to be included on the front cover.

2.    Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” please delete the language “and average assets” from the first footnote to the “Annual Fund Operating Expenses” table.

Response: The requested change has been made.

3.    Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” in the second footnote to the “Annual Fund Operating Expenses” table, please describe who can terminate the contractual expense limitation arrangement and under what circumstances in accordance with Instruction 3(e) to Item 3 of Form N-1A.

Response: The requested change has been made.

4.    Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” in the second footnote to the “Annual Fund Operating Expenses” table, please clarify that the period of time during which Managers Investment Group LLC may be later reimbursed by the Fund pursuant to the Fund’s contractual expense limitation is 36 months.

Response: The requested change has been made.

5.    Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” please consider revising the second sentence of the second footnote to the “Annual Fund Operating Expenses” table, which seems unwieldy because it is repetitive of the language in the prior sentence.

Response: The requested change has been made.

6.    Comment: Under “Summary of the Funds – Principal Risks,” please delete the statement, “An investment in the Fund is not a deposit or obligation of any bank, is not endorsed or guaranteed by any bank, and is not insured by the Federal Deposit Insurance Corporation (FDIC) or any other government agency,” or confirm supplementally the reason for its inclusion, as such disclosure typically applies only to a fund advised by or sold through an insured depository institution.

Response: The Trust understands that this language is required, pursuant to Item 4(b)(1)(iii) of Form N-1A, only for funds that are advised by or sold through an insured depository institution. The Trust notes that the Form does not appear to prohibit this statement for other funds. Therefore, because the Trust believes that such language enhances shareholder understanding of the risks of investing in mutual funds, it will continue to include the statement.

7.    Comment: Under “Summary of the Funds – Buying and Selling Fund Shares,” please consider deleting the section entitled “To Place Orders,” as this information is neither required nor permitted by Item 6 of Form N-1A. The address and telephone number may instead be included in the following paragraph entitled “Transaction Policies.”

Response: The requested change has been made.

8.    Comment: Under “Summary of the Funds – Tax Information,” please clarify that when a shareholder’s investment is through an IRA, 401(k) or other tax-advantaged investment plan, distributions from such tax-advantaged plans may be taxable to the shareholder eventually, when the money is ultimately withdrawn.

Response: The requested change has been made.

9.    Comment: Under “Additional Information About the Funds,” in each of the sections “Past Performance of Other Trilogy Global Equity Accounts,” “Past Performance of Other Trilogy Emerging Markets Accounts” and “Past Performance of Other Trilogy International Small Cap Accounts,” please confirm supplementally why the performance of each composite is adjusted to give effect to the relevant Fund’s Institutional Class shares, as opposed to its Investor Class or Service Class shares.

Response: Performance of each composite is presented with respect to Institutional Class shares of the relevant Fund because the Trust expects Institutional Class shares to be the largest share class, as measured by assets under management, for each respective Fund.

10.    Comment: Under “Additional Information About the Funds,” in each of the sections “Past Performance of Other Trilogy Global Equity Accounts,” “Past Performance of Other Trilogy Emerging Markets Accounts” and “Past Performance of Other Trilogy International Small Cap Accounts,” please confirm supplementally the relevance of the second sentence of the first paragraph, which states “Derivative instruments are occasionally used to increase or decrease regional exposure and/or to hedge currency risk.”

Response: The Funds generally do not intend to invest in derivatives, but may do so from time to time. The Trust submits that the current language indicates that any use of derivatives by a Fund, or lack thereof, may cause the Fund’s performance to vary from the performance of the composite, but does not change the relevance of the composite in illustrating the subadvisor’s performance in managing substantially similar accounts.

11.    Comment: Under “Additional Information About the Funds,” in each of the sections “Past Performance of Other Trilogy Global Equity Accounts,” “Past Performance of Other Trilogy Emerging Markets Accounts” and “Past Performance of Other Trilogy International Small Cap Accounts,” in the first sentence of the third paragraph, please change the phrase “is not the performance of the Fund” to “is not the performance of Trilogy Global Equity Fund,” “is not the performance of Trilogy Emerging Markets Equity Fund,” or “is not the performance of Trilogy International Small Cap Fund,” as applicable.

Response: The requested changes have been made.

12.    Comment: Under “Shareholder Guide – Distribution and Service (12b-1 Fees),” please change the last word of the paragraph, “fees,” to “sales charges.”

Response: The requested change has been made.

13.    Comment: Under “Shareholder Guide – Frequent Trading Policy,” please consider describing in greater detail the policies and procedures adopted by the board of trustees of the Trust that are reasonably designed to prevent frequent trading in shares of the Funds, as such disclosure is required by Item 11(e)(4) of Form N-1A.

Response: The Trust respectfully declines to make any changes to the disclosure at this time. The Trust believes that the disclosure under “Shareholder Guide – Frequent Trading Policy – Monitoring Trades” and “ – Limiting Trades” adequately describes the policies and procedures with respect to frequent purchases and redemptions of Fund shares that have been adopted by the board of trustees of the Trust, including whether the Fund discourages or accommodates frequent purchases and redemptions of Fund shares and the policies and procedures of the Fund for deterring frequent purchases and redemptions of Fund shares, in accordance with Item 11(e)(4) of Form N-1A.

14.    Comment: On the back cover of the Prospectus, please change the size of the text “Investment Company Act Registration Number 811-09521” to 8-point font.

Response: The requested change has been made.

Global Equity Fund

15.    Comment: Under “Summary of the Funds – Fees and Expenses of the Fund,” please consider adding a caption for the “Shareholder Fees” table, including the parenthetical “(fees paid directly from your investment),” and indicating that there are none, rather than omitting the caption altogether.

Response: The Trust respectfully declines to add such language at this time because Instruction 1(c) to Item 3 of Form N-1A allows a fund to omit captions if the fund does not charge the fees or expenses covered by the captions. Additionally, the Trust believes that the current approach is consistent with the intent of the recent amendments to Form N-1A to provide investors with key information in a clear and concise format.

16.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” please confirm supplementally how the Fund’s definition of whether an issuer is located outside the United States ensures that such issuers are subject to the risks and economic fortunes of a number of countries throughout the world and, with respect to such definition, what is meant by the phrase “substantial amount of business outside the United States.”

Response: The Trust will revise the Fund’s definition of whether an issuer is located outside the United States as follows:

“The Fund considers an issuer to be located outside the United States if the issuer maintains its principal place of business outside the United States, its securities are traded principally outside the United States, or it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed outside the United States or it has at least 50% of its assets outside the United States.”

The Trust believes that issuers who maintain their principal place of business or whose securities are traded principally outside the United States have a substantial nexus to the economies of such countries throughout the world. Additionally, the Trust is not aware of any material incentives for an issuer to maintain its principal place of business in a foreign country, with the exception of a country that is a recognized tax haven, or to register its securities for principal trading in a foreign country if the issuer did not intend to conduct a substantial portion of its business in such country.

17.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” please confirm supplementally whether the phrase “and investments exposed to such issuers” refers to derivatives and, if so, whether the Trust has considered the SEC’s letter to the ICI dated July 30, 2010, regarding derivatives-related disclosures by investment companies.

Response: The statement “and investments exposed to such issuers” does refer to derivative investments and the Trust has considered the SEC’s letter to the ICI. The Trust notes that the Fund does not currently intend to invest in derivatives as a principal investment strategy and that this language is used consistently across the fund complex.

Emerging Markets Equity Fund

18.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” please confirm supplementally how the Fund’s definition of whether an issuer is located in an emerging market country ensures that such issuers are subject to the risks and economic fortunes of such emerging market country.

Response: The Trust believes that issuers who maintain their principal place of business or whose securities are traded principally in an emerging market country have a substantial nexus to the economy of such country. Additionally, the Trust is not aware of any material incentives for an issuer to maintain its principal place of business in an emerging market country or to register its securities for principal trading in an emerging market country if the issuer did not intend to conduct a substantial portion of its business in such country. The Trust notes that it will clarify the definition of whether an issuer is located in an emerging market country by inserting the word “principally” after the word “traded” when referring to securities traded in an emerging market country.

19.    Comment: Under “Summary of the Funds – Transaction Policies,” please consider deleting the last sentence regarding the Fund’s redemption fee, as such information is already included in the “Shareholder Fees” table.

Response: The requested change has been made.

International Small Cap Fund

20.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” please confirm supplementally how the Fund’s definition of whether an issuer is located outside the United States ensures that such issuers are subject to the risks and economic fortunes of a number of countries throughout the world and, with respect to such definition, what is meant by the phrase “substantial amount of business outside the United States.”

Response: The Trust will revise the Fund’s definition of whether an issuer is located outside the United States as follows:

“The Fund considers an issuer to be located outside the United States if the issuer maintains its principal place of business outside the United States, its securities are traded principally outside the United States, or it derives at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed outside the United States or it has at least 50% of its assets outside the United States.”

The Trust believes that issuers who maintain their principal place of business or whose securities are traded principally outside the United States have a substantial nexus to the economies of such countries throughout the world. Additionally, the Trust is not aware of any material incentives for an issuer to maintain its principal place of business in a foreign country, with the exception of a country that is a recognized tax haven, or to register its securities for principal trading in a foreign country if the issuer did not intend to conduct a substantial portion of its business in such country.

21.    Comment: Under “Summary of the Funds – Principal Investment Strategies,” please consider revising the definition of “small cap companies” to be consistent with investor expectations of the term.

Response: The requested change has been made by revising the Fund’s definition of “small cap companies” as follows: “The Subadvisor considers non-U.S. small cap companies to be those with market capitalizations in the range of the MSCI All Country World ex-U.S. Small Cap Index (between $30 million and $4.7 billion as of the latest reconstitution of the Index on December 1, 2010).”

22.    Comment: Under “Summary of the Funds – Transaction Policies,” please consider deleting the last sentence regarding the Fund’s redemption fee, as such information is already included in the “Shareholder Fees” table.

Response: The requested change has been made.

As requested, we acknowledge the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda